EX-99.77M MERGERS

SUB-ITEM 77M MERGERS

Barrett Growth Fund

The Barrett Growth Fund, a series of the Barrett Funds, a Delaware statutory trust, is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). As of the close of business March 30, 2010 the Fund reorganized into a series of Trust for Professional Managers as described in the attached Agreement and Plan of Reorganization (Exhibit Q1 (g)(i)).